Exhibit 2

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

NOT FOR DISTRIBUTION OR RELEASE IN THE U.S.

22 OCTOBER 2020

Westpac Group completes Zip Co Limited Institutional Offer

Westpac Banking Corporation today announced the successful completion of the offer of approximately 55.2 million shares in Zip Co Limited (ASX: Z1P) (Zip) at a price of $6.65 per share. This represented a discount of 6.07% to the last closing Zip share price of $7.08 on 21 October 2020 and a 2.3% discount to the 30-day VWAP of $6.81.

The sale will add approximately 8 basis points of capital to Westpac's Common equity tier 1 capital ratio.

Settlement is due on 26 October 2020.

END

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

Disclaimer

This announcement does not constitute financial product or investment advice and has not been prepared to take into account the investment objectives, financial circumstances or particular needs of any investor. Potential investors in either Westpac or Zip should seek professional independent advice from their financial advisor or other professional advisor.

This announcement may not be distributed or released in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any Zip shares in the United States. The Zip shares may not be offered or sold, directly or indirectly, in the United States or to, or for the benefit of, any person in the United States unless they have been registered under the U.S. Securities Act of 1933 (the U.S. Securities Act), or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act, and any other applicable U.S. state securities laws.